China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

February 28, 2012

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	China Pharma Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011 and Amended March 17, 2011
Form 10-Q for the Period Ended March 31, 2011
Filed May 10, 2011
File No. 001-34471

Dear Mr. Rosenberg:

China Pharma Holdings, Inc., a Delaware corporation (the “Company”), is in receipt of the verbal comments the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on February 23, 2012 (the “Comments”) to the Company, with respect to the subject filings.  We hereby file via EDGAR our response to the Comments. Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as amended (the “Form 10-K”).

Notes to Consolidated Financial Statements

Note 4 – Intangible Assets

1.           Based on your February 13, 2012 response letter, we do not object to your conclusion that the amounts should be classified as a deposit or an advance until to the point at which the SFDA approval is obtained, and amortize as intangible assets at that date based on the estimated useful life. Please provide proposed revisions to your financial statements and related disclosure as followings:

•
With respect to all amounts paid for medical formulas and all subsequent-period payments for which the related medical formulas have not been approved, please reclassify these amounts as advances or deposits on the face of the financial statements. Please also revise your related description on the statements of cash flows and related disclosures throughout the filing;

Response:

We confirm that all amounts that were initially paid for medical formulas, and all subsequent-period payments, for which the related medical formulas have not been approved, will be reclassified from intangible assets to advances for purchases of intangible assets on the face of the balance sheets included in the amended Form 10-Q as of September 30, 2011. The related description on the statements of cash flows and related disclosures throughout the filing will be revised to conform to this reclassification.

•	Disclose the amounts reclassified from advances or deposits to medical formulas for each period;

Response:

The financial statements will be modified to disclose that no amounts were reclassified from advances for purchases of medical formulas to intangible assets during any period presented since no medical formulas received SFDA approval during the nine months ended September 30, 2011 or 2010.  Going forward, the Company confirms that once any medical formula receives SFDA approval, the amounts for the purchase of such medical formula will be reclassified from advances to intangible assets and disclosure will be made accordingly.

•
Revise the disclosures in Note 4 to indicate that intangible assets represent the cost of patents and SFDA approved medical formulas, and that patents are amortized from the date of acquisition while medical formulas are amortized from the date SFDA approval is obtained;

Response:

The financial statements will be revised to indicate that intangible assets represent the cost of SFDA approved medical formulas and that medical formulas are amortized from the date SFDA approval is obtained.

The patented medical formula has not received SFDA production approval; however, all payments made to purchase the patent and to obtain SFDA approval are refundable by the related laboratory under the terms of the related contract should the SFDA issue a denial letter on the medical formula. As a result, the payments made to the laboratory for both the purchase of the patent and for the services to obtain SFDA production approval will be reclassified to advances for purchases of intangible assets at both September 30, 2011 and December 31, 2010. The Company therefore does not have any patent costs included in intangible assets in its amended financial statements at September 30, 2011 or in its reclassified financial statements at December 31, 2010, and the disclosures suggested by this comment relating to the nature of the assets included in intangible assets do not presently apply to patents. Please see our proposed modifications to Note 5, which clearly disclose the accounting for the payments for the patents.

•
Disclose the estimated useful life of the approved medical formulas in accordance with paragraph 8 of ASC 275-10-50.  Additionally, please separately disclose the estimated useful life for each medical formula that has obtained SFDA approval during the periods presented as well as the useful life of the patents at the acquisition date in accordance with ASC350-30-50-1;

Response:

The financial statements will be modified to disclose the estimated useful lives of the approved medical formulas and that it is at least reasonably possible that a change in the estimated useful lives of the medical formulas could occur in the near term due to changes in demand for the drugs and medicines produced from these medical formulas, in accordance with ASC 275-10-50-8.

During the nine months ended September 30, 2011 or 2010, the Company did not obtain SFDA production approval for any medical formula or for the medical formula related to the Company’s patent; therefore, there were no costs reclassified from advances to medical formulas that are to be disclosed under this comment. Since no medical formulas were approved, it is not applicable to disclosure of the estimated useful life for each medical formula that obtained SFDA approval during the periods presented. However, the Company confirms that in each future period when it obtains SFDA production approval for a medical formula or a patent, that it will provide disclosure of the costs reclassified from advances to patents and medical formulas, respectively, and will separately disclose the estimated useful life for each medical formula or patent that has obtained SFDA approval during the period in accordance with ASC350-30-50-1.

•	Disclose how you evaluate the medical formulas for impairment at the date of approval and subsequent periods.

Response:

The notes to the financial statements will be modified to disclose how the Company evaluates the medical formulas for impairment at the date of approval and at subsequent periods.

As a result of these proposed modifications, Note 4 to the September 30, 2011 financial statements would read as follows:

NOTE 4 - INTANGIBLE ASSETS

Intangible assets represent the cost of medical formulas approved for production by the State Food and Drug Administration (the “SFDA”) in China. During the nine months ended September 30, 2011 or 2010, the Company did not obtain SFDA production approval for any medical formula and therefore there were no costs reclassified from advances to medical formulas.

Approved medical formulas are amortized from the date SFDA approval is obtained over their individually identifiable estimated useful life, which are from ten to thirteen years. It is at least reasonably possible that a change in the estimated useful lives of the medical formulas could occur in the near term due to changes in the demand for the drugs and medicines produced from these medical formulas. Amortization expense relating to intangible assets was $445,710 and $682,856 for the nine months ended September 30, 2011 and 2010, respectively. Medical formulas typically do not have a residual value at the end of their amortization period.

The Company evaluates each approved medical formula for impairment at the date of SFDA approval, when indications of impairment are present and at the date of each financial statement. The Company’s evaluation is based on an estimated undiscounted net cash flow model, considering currently available market data for the related drug and the Company’s estimated market share. If the carrying value of the medical formula exceeds the estimated future net cash flows, an impairment loss is recognized for the excess of the carrying value over the discounted estimated future net cash flows. As a result of the evaluation, the Company has determined that each medical formula continues to provide benefits to the Company and no impairment was recognized during the nine months ended September 30, 2011 or 2010.

At September 30, 2011 and December 31, 2010, intangible assets consisted solely of SFDA approved medical formulas as follows:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
September 30, 2011	$6,095,686	$2,876,612	$3,219,074
December 31, 2010	$5,889,845	$2,342,081	$3,547,764

Note 5 – Advances for Purchases of Intangible Assets and Property and Equipment

2.           Please revise your disclosures to provide following information:

•	State the payments to the laboratories are for approved products;

•	Clearly state that the laboratories are required to provide a refund to you if the products are not approved by the SFDA;

•	Disclose the specific terms that trigger a refund including the receipt of a denial letter from the SFDA and breach of contract by the laboratories;

•	Disclose the time frame in which SFDA approval is expected to be received;

•	To the extent that the current disclosures do not support the accounting for the payments made to the laboratories as advances, please revise accordingly.

Response:

Note 5 will be revised to disclose that the payments to the laboratories are for approved products; to clearly state that the laboratories are required to provide a refund to the Company if the products are not approved by the SFDA; to disclose the specific terms that trigger a refund including the receipt of a denial letter from the SFDA and breach of contract by the laboratories; to disclose the time frame in which SFDA approval is expected to be received; and the disclosures regarding the contracts with the laboratories that did not support the accounting for the payments to the laboratories as advances have been revised.

As a result of these modifications, Note 5 to the September 30, 2011 financial statements would read as follows:

NOTE 5 – ADVANCES FOR PURCHASES OF INTANGIBLE ASSETS

In order to expand the number of medicines manufactured and marketed by the Company, the Company has entered into purchase contracts with independent laboratories for the purchase of SFDA-approved, established medical formulas for which the related patents have expired (generic medicines). In addition, the Company has entered into a contract with a laboratory for the purchase of an SFDA-approved patented Chinese medical formula. The related patent has not expired.

Prior to entering into the contracts, the laboratories typically have completed all required research and development to determine the medical formula for and the method of production of the generic medicine.  Since the laboratories are not eligible to apply for SFDA production approval, they usually collaborate with a production facility (such as the Company) and apply for the production approval in the name of the manufacturer. The Company buys the final products with the production approval from the SFDA and the laboratories have to complete the SFDA process from the point of the contract.

A typical SFDA approval process for the production of a generic medical product involves a number of steps that generally requires three to five years. If the medical formula is purchased at the point when the generic medical product receives the SFDA’s approval for clinical study, which is very typical for the Company, the clinical study that follows will usually take from 1.5 to three years to complete. After the clinical study is completed, the results are submitted to the SFDA and a production approval application is filed with the SFDA. In most cases, it will take between eight to eighteen months to prepare and submit the production approval application and obtain SFDA approval. Upon approving the generic medical product, the SFDA issues a production certificate and the Company can produce and sell the generic medical product. As a result of this process, SFDA approval is expected to be received in approximately two to five years from the dates of the medical formula contracts.

Under the terms of the contracts, the laboratories are required to obtain production approval (on behalf of the Company) for the medical formulas from the SFDA. Management monitors the status of each medical formula on a regular basis in order to assess whether the laboratories are performing adequately under the contracts. If a medical product is not approved by the SFDA, as evidenced by their issuance of a denial letter, or if the laboratory breaches the contract, the laboratory is required under the contract to provide a refund to the Company of the full amount of the payments made to the laboratory for that formula, or the Company can require the application of those payments to another medical formula with the same laboratory. As a result of the refund right, the Company is purchasing an approved medical product. Accordingly, payments made prior to the issuance of production approval by the SFDA are recorded as advances for purchases of intangible assets.

To date, no formula has failed to receive SFDA production approval nor has the Company been informed or become aware of any formula that may fail to receive such approval. However, there is no assurance that the medical products will receive production approval and if the Company does not receive such approval, it will enforce its contractual rights to receive the refund from the laboratory or have the payments applied to another medical formula with the same laboratory.

Form 10-Q for the Period Ended September 30, 2011

3.  In the third quarter of 2011, you recorded amortization expenses related to the medical formulas that are not SFDA approved.  Please amend your financial statements to eliminate the amortization expense related to the medical formulas that are not SFDA approved and provide all of the disclosure required by ASC 250-10-50-7 through 250-10-50-11.  Please also file an Item 4.02(a) Form 8-K announcing that the previously issued financial statements in the September 30, 2011 Form 10-Q should no longer be relied upon because of an error in such financial statements.  Please note that according to Section B to general instruction to Form 8-K require that this be filed within 4 business days after such determination is made.

Response:

At a meeting of the Company’s Audit Committee of the Board of Directors (the “Committee”) just held on February 28, 2012, the Committee concluded that the Company’s quarterly report for the quarterly period ended September 30, 2011 (“2011 Q3 Form 10-Q ”) should be amended to reverse the amortization expense related to the medical formulas that are not SFDA approved and provide all of the disclosure required by ASC 250-10-50-7 through 250-10-50-11.

The Committee further concluded that the Company is authorized to file the current report on Form 8-K under item 4.02(a) as soon as practicable but within four business days from February 28, 2012 which is March 5, 2012.

 The disclosures in the September 30, 2011 restated financial statements, relating to the restatement as is currently contemplated, will be as follows. This information is subject to the Company’s completion of its preparation of the amended financial statements and the Form 10-Q/A and the Commission’s acceptance of the proposals presented in this response letter.

Restatement of Condensed Consolidated Financial Statements – During the nine months ended September 30, 2011, the Company had previously classified payments made for medical formulas and patents that had not obtained the State Food and Drug Administration’s (the “SFDA”) production approval as intangible assets and recognized $2,066,041 of amortization expense on them. As further discussed in Note 5, the Company has determined that $29,209,776 of payments for medical formulas and patents that have not yet been approved by the SFDA at September 30, 2011 should be classified as advances for the purchase of intangibles. As a result, the $2,066,041 of amortization expense previously recognized on these payments has been reversed in the accompanying restated condensed consolidated financial statements for the three and nine months ended September 30, 2011. The results of the restatement were as follows:

	As Previously		As
Balance Sheet Amounts	Reported	Adjustment	Restated
September 30, 2011
Advances for purchases of property and equipment and
intangible assets	$6,133,655	$29,209,776	$35,343,431
Intangible assets, net of accumulated amortization	30,330,505	(27,111,431)	3,219,074
Long term deferred tax assets	274,157	(274,157)	-
Total assets	149,119,249	1,824,188	150,943,437
Long-term deferred tax liability	-	114,772	114,772
Total liabilities	13,199,874	114,772	13,314,646
Retained earnings	98,481,501	1,683,098	100,164,599
Accumulated other comprehensive income	14,002,919	26,318	14,029,237
Total stockholders' equity	135,919,375	1,709,416	137,628,791
Total liabilities and stockholders' equity	149,119,249	1,824,188	150,943,437

Statement of Operations and	As Previously		As
Comprehensive Income Amounts	Reported	Adjustment	Restated
For the nine months ended September 30, 2011
General and administrative expenses	$4,591,270	$(2,066,040)	$2,525,230
Total operating expenses	6,816,323	(2,066,040)	4,750,283
Income from operations	14,996,608	2,066,040	17,062,648
Income before income taxes	15,751,650	2,066,040	17,817,690
Income tax expense	(2,287,173)	(382,942)	(2,670,115)
Net income	13,464,477	1,683,098	15,147,575
Comprehensive income	17,843,127	1,709,416	19,552,543
Basic earnings per share	$0.31	$0.04	$0.35
Diluted earnings per share	$0.31	$0.04	$0.35

Statement of Operations and	As Previously		As
Comprehensive Income Amounts	Reported	Adjustment	Restated
For the three months ended September 30, 2011
General and administrative expenses	$2,687,376	$(2,066,040)	$621,336
Total operating expenses	3,618,004	(2,066,040)	1,551,964
Income from operations	3,897,885	2,066,040	5,963,925
Income before income taxes	3,836,688	2,066,040	5,902,728
Income tax expense	(544,903)	(382,942)	(927,845)
Net income	3,291,785	1,683,098	4,974,883
Comprehensive income	4,822,446	1,709,416	6,531,862
Basic earnings per share	$0.08	$0.03	$0.11
Diluted earnings per share	$0.08	$0.03	$0.11

	As Previously		As
Statement of Cash Flows Amounts	Reported	Adjustment	restated
For the nine months ended September 30, 2011
Net income	$13,464,477	$1,683,098	$15,147,575
Depreciation and amortization	3,147,930	(2,066,040)	1,081,890
Deferred taxes	(315,153)	382,942	67,789
Net Cash Provided by Operating Activities	5,410,267	-	5,410,267

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the subject filings.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the subject filings do not foreclose the Commission from taking any action with respect to subject filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank Waung
Frank Waung
Chief Financial Officer